Mail Stop 4561

January 5, 2007

Mr. Keith R. Guericke
Chief Executive Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re:** **Essex Property Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-13106**

Dear Mr. Guericke:

We have reviewed your response letter dated December 22, 2006 and have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 40

1. We have read your response to prior comment 3. Please confirm to us, if true, that your disclosure controls and procedures were *designed to* provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant